                                                                                                                   Exhibit 23

Consent of Independent Auditors

We consent to the incorporation by reference of our reports, dated March 21, 2003, which expresses an unqualified opinion and includes an explanatory paragraph concerning a retroactive change in presentation of the Company's joint ventures in the consolidated balance sheets from the equity method to the proportionate consolidation method and the restatement of basic and diluted earnings per share for the year ended December 31, 2000, included in Perini Corporation's Annual Report on this Form 10-K for the year ended December 31, 2002, into the Company's previously filed Registration Statements Nos. 2-82117, 33-24646, 33-46961, 33-53190, 33-53192, 33-60654, 33-70206, 33-52967, 33-58519, 333-03417, 333-26423, 333-51911, 333-75905 and 333-40370.

DELOITTE & TOUCHE LLP

Boston, Massachusetts
March 25, 2003